Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated August 12, 2009	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: August 13, 2009

3

Exhibit 99.1

WuXi PharmaTech Announces Second-Quarter 2009 Results

SHANGHAI, China, August 12, 2009 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for second-quarter 2009.

Second-Quarter 2009 Highlights

—	Net revenues totaled $67.0 million

—	Laboratory Services net revenues increased 19% year over year to $61.5 million

—	China-based Laboratory Services net revenues grew 26% year over year to $44.8 million

—	U.S.-based Laboratory Services net revenues increased 4% year over year to $16.7 million

—	Manufacturing Services net revenues decreased 69% year over year to $5.5 million

—	GAAP diluted earnings per ADS grew 72% year over year to 20 cents

—	Non-GAAP diluted earnings per ADS grew 7% year over year to 24 cents

Management Comment

“WuXi PharmaTech’s overall financial performance in the second quarter exceeded our expectations, both in revenues and profitability, building confidence that we will meet our previously announced guidance for revenues and beat our previously announced guidance for adjusted EBITDA for the full year,” said Dr. Ge Li, Chairman and Chief Executive Officer. “The company is achieving its current financial goals in a difficult operating environment while investing in new growth opportunities that we expect will drive revenue and income growth over the next several years.

“Our current success reflects our sound business model and expanding capabilities. Our core capabilities in discovery chemistry continue to deliver a large portion of our revenues and revenue growth. In recent years, we have been building new capabilities in discovery biology, DMPK/ADME, formulation, toxicology, bioanalytical services, process research, analytical development services, and other areas. These newer services have become increasingly significant revenue growth drivers as we offer an integrated platform of services. We have also expanded our services beyond development of small-molecule pharmaceuticals to include testing services for biologics and medical-device products.

“In our short history, WuXi PharmaTech has grown to become a leading contract research organization providing integrated R&D services to the global life science industries. Our mission as a company is to partner with the world’s leading life science and medical device companies to help them improve the success of research and shorten the time of development,” Dr. Li concluded.

GAAP Results

Second-quarter 2009 net revenues decreased 3% year over year to $67.0 million due to a 69% decline in Manufacturing Services net revenues, offset by 19% growth in Laboratory Services net revenues. Manufacturing Services net revenues are inherently variable due to fluctuating demand and customer delivery schedules, and the majority of the year-over-year decline in Manufacturing Services net revenues came from large projects in 2008 that did not recur in 2009. In addition, Manufacturing Services net revenues in second-quarter 2009 were impacted by project mix that included more early-stage projects. Laboratory Services net revenues in second-quarter 2009 benefited from stronger demand for our integrated drug discovery and development services, particularly in DMPK/ADME, bioanalytical services, discovery biology, process research, analytical development services, formulation development, and our core discovery chemistry services.

Second-quarter 2009 GAAP gross profit increased 7% year over year to $27.1 million, mainly due to an increased contribution from Laboratory Services, driven by both revenue growth and gross-margin improvement, offset by a decline in the gross-profit contribution of Manufacturing Services from lower revenues and lower gross margin. Second-quarter 2009 GAAP gross margin improved year over year to 40% from 37%, mainly due to lower amortization expenses for acquired intangible assets as a result of a lower balance for these assets following impairment charges taken in fourth-quarter 2008. Gross margin from Laboratory Services improved year over year to 43% from 38%, also mainly due to lower intangible amortization. Partially offsetting this benefit, gross margin declined year over year in Manufacturing Services to 15% from 32% due primarily to unfavorable project mix and inventory write-downs.

Second-quarter 2009 GAAP operating income increased 22% year over year to $13.6 million due to the 7% increase in gross profit and a 5% decline in operating expenses. Second-quarter 2009 GAAP operating expenses declined 5% year over year to $13.4 million due to a 10% decline in general and administrative expenses resulting from cost control and improved operating efficiency, partially offset by a 29% increase in selling and marketing expenses resulting from expanded business development efforts.

Second-quarter 2009 GAAP net income from continuing operations increased 37% year over year to $14.7 million due to the 22% increase in operating income and a favorable change in other income (expenses) net, offset by higher tax expense. Other income (expenses) net in second-quarter 2009 included gains from foreign-exchange forward contracts of $0.3 million, compared to losses of $1.4 million on such contracts in second-quarter 2008. Taxes in second-quarter 2009 were $2.1 million, or 12% of pretax income. In the prior-year period, a larger tax benefit was recorded mainly due to the deferred tax impact from amortization of acquired intangible assets.

Second-quarter 2009 GAAP net income grew 72% year over year due to the 37% increase in net income from continuing operations and no losses from discontinued operations. Second-quarter 2008 GAAP net income included a loss from discontinued operations related to the biologics manufacturing business. There was no impact from discontinued operations in second-quarter 2009, as these operations had ceased. Second-quarter 2009 GAAP diluted earnings per ADS grew 72% year over year to 20 cents, compared to 12 cents in second-quarter 2008.

Non-GAAP Results

Non-GAAP financial results excluded the impact of share-based compensation expenses, amortization and the deferred tax impact of acquired intangible assets, and losses from discontinued operations.

Second-quarter 2009 non-GAAP gross profit decreased 6% year over year to $28.4 million, mainly due to a decline in the gross-profit contribution from Manufacturing Services due to lower revenues and lower gross margins, partially offset by the favorable impact of higher gross profit in the Laboratory Services business. Second-quarter 2009 non-GAAP gross margin declined year over year to 42% from 44% due to lower gross margin in the Manufacturing Services business from unfavorable project mix and inventory write-downs.

Second-quarter 2009 non-GAAP operating income declined 9% year over year to $17.1 million primarily due to the decline in non-GAAP gross profit. Operating expenses were essentially flat compared to the same period of 2008.

Second-quarter 2009 non-GAAP net income grew 7% year over year to $17.8 million due to a favorable change in other income (expenses) net, which more than offset the 9% decrease in non-GAAP operating income and higher taxes. Changes in other income (expenses) net and taxes are discussed above for GAAP results. Diluted non-GAAP earnings per ADS from continuing operations grew 7% year over year to 24 cents compared to 23 cents in second-quarter 2008.

(See the table titled Reconciliation of GAAP to Non-GAAP below).

2009 Financial Guidance

We update our full-year 2009 financial guidance as follows:

—	We reconfirm our expectation for total net revenues of $265-$275 million

—	We now anticipate growth in net revenues of China-based Laboratory Services of 20-23%, compared to our previous guidance of 15-20%

—	We now project that full-year 2009 net revenues of U.S.-based Laboratory Services will increase slightly

—

We expect adjusted EBITDA (excluding share-based compensation charges and potential mark-to-market gains or losses from foreign-currency forward contracts) of $80-$85 million, compared to previous guidance of $72 million

—	We project full-year 2009 Manufacturing Services net revenues of $20-$30 million

Commenting on financial performance and guidance, Edward Hu, Chief Operating Officer and acting Chief Financial Officer, said, “Our second-quarter 2009 financial results exceeded our expectations and give us reason to reconfirm our full-year 2009 revenue guidance and increase our full-year 2009 adjusted EBITDA estimate to $80-$85 million. Second-quarter 2009 net revenues grew 13% versus first-quarter 2009. Laboratory Services net revenue growth of 19% year-over-year reflected growing demand for our platform of integrated services. As anticipated, Manufacturing Services net revenues were still light in the second quarter due to project delays and project mix, and we expect revenues in this business for this year to be in the range of $20-$30 million, depending on delivery schedules. As previously discussed, we expect total gross margin will decline in second-half 2009 as we increase hiring and continue investments.”

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	June 30, 2009	December 31, 2008
Assets:
Current assets:
Cash and cash equivalents	92,215	56,624
Restricted cash	1,645	1,338
Short-term investment	10,246	14,631
Accounts receivable, net	45,982	36,457
Inventories	6,632	6,926
Prepaid expenses and other current assets	10,149	7,281
Assets of discontinued operations (Note 1, 2)	3,754	6,508

Total current assets	170,623	129,765

Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	169,257	152,704
Intangible assets, net	8,231	9,934
Prepaid land use rights	5,363	5,424
Deferred tax assets	8,836	8,807
Other non-current assets	5,965	5,809

Total non-current assets	221,608	206,634

Total assets	392,231	336,399

Liabilities and shareholders’ equity:
Current liabilities:
Short-term and current portion of long-term debt	47,179	7,558
Accounts payable	23,295	19,829
Accrued expenses	11,865	14,279
Deferred revenue	3,837	3,373
Advanced subsidies	3,047	3,080
Other taxes payable	3,320	5,742
Other current liabilities	5,319	3,448
Liabilities of discontinued operations (Note 1)	83	1,495

Total current liabilities	97,945	58,804

Non-current liabilities:
Long-term debt, excluding current portion	2,242	2,305
Advanced subsidies	1,706	1,819
Convertible notes	35,864	35,864
Other non-current liabilities	7,389	6,731

Total non-current liabilities	47,201	46,719

Total liabilities	145,146	105,523

Shareholders’ equity:
Ordinary shares ($0.02 par value, 5,002,500,000 authorized as of June 30, 2009 and December 31, 2008, respectively; 544,157,080 and 529,385,590 issued and outstanding as of June 30, 2009, and December 31, 2008, respectively)	10,883	10,588
Additional paid-in capital	314,329	324,629
Accumulated deficit	(95,084)	(121,505)
Accumulated other comprehensive income	16,957	17,164

Total shareholders’ equity	247,085	230,876

Total liabilities and shareholders’ equity	392,231	336,399

Note 1: The biologics manufacturing operations in Philadelphia, which management decided to close in December 2008, were classified as discontinued operations.

Note 2: Assets of discontinued operations included assets held for sale of $ 3,744,000 as of June 30, 2009.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	% Change	2009	2008 (Note 3)	% Change
Net revenues:
Laboratory Services	61,489	51,526	19%	118,084	94,042	26%
Manufacturing Services	5,464	17,556	(69)%	8,017	31,208	(74)%

Total net revenues	66,953	69,082	(3)%	126,101	125,250	1%

Cost of revenues:
Laboratory Services	(35,204)	(31,701)	11%	(69,059)	(54,305)	27%
Manufacturing Services	(4,670)	(11,985)	(61)%	(6,643)	(19,353)	(66)%

Total cost of revenues	(39,874)	(43,686)	(9)%	(75,702)	(73,658)	3%

Gross profit:
Laboratory Services	26,285	19,825	33%	49,025	39,737	23%
Manufacturing Services	795	5,571	(86)%	1,374	11,855	(88)%

Total gross profit	27,080	25,396	7%	50,399	51,592	(2)%

Operating expenses:
Selling and marketing expenses	(2,413)	(1,872)	29%	(3,747)	(3,226)	16%
General and administrative expenses	(11,031)	(12,321)	(10)%	(22,741)	(23,457)	(3)%

Total operating expenses	(13,444)	(14,193)	(5)%	(26,488)	(26,683)	(1)%

Operating income	13,636	11,203	22%	23,911	24,909	(4)%

Other income (expenses), net:
Other income (expenses), net	2,975	(2,281)	*	6,368	527	*
Interest income (expenses), net	144	(21)	*	94	495	*

Total other income (expenses), net	3,119	(2,302)	*	6,462	1,022	*

Income from continuing operations before income taxes	16,755	8,901	88%	30,373	25,931	17%

Income tax (expenses) benefit	(2,069)	1,795	*	(3,952)	(66)	*

Income from continuing operations	14,686	10,696	37%	26,421	25,865	2%

Loss on discontinued operations, net (Note 1)
Loss from operations of discontinued component	—	(3,478)	*	—	(5,522)	*
Income tax benefit	—	1,302	*	—	2,038	*

Loss on discontinued operations	—	(2,176)	*	—	(3,484)	*

Net income	14,686	8,520	72%	26,421	22,381	18%

Basic net earnings (loss) per ADS:
Earnings from continuing operations	0.22	0.17	26%	0.39	0.42	(6)%
Loss on discontinued operations—net of tax (Note 1)	—	(0.03)	*	—	(0.06)	*

Net earnings per ADS	0.22	0.14	59%	0.39	0.36	9%

Weighted average ADS outstanding—basic	67,944,436	62,588,246		67,469,104	62,241,856

Diluted net earnings (loss) per ADS:
Earnings from continuing operations	0.20	0.15	37%	0.36	0.36	1%
Loss on discontinued operations—net of tax (Note 1)	—	(0.03)	*	—	(0.05)	*

Net earnings per ADS	0.20	0.12	72%	0.36	0.31	17%

Weighted average ADS outstanding—diluted	73,152,798	72,949,790		73,356,170	72,731,304

*	Not meaningful

Note 3: Financial results of AppTec were consolidated as of January 31, 2008.

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	%	2009	2008	%
GAAP gross profit—continuing operations	27,080	25,396	7%	50,399	51,592	(2)%
GAAP gross margin—continuing operations	40%	37%		40%	41%
Adjustments:
Share-based compensation	562	645		1,153	1,344
Amortization of acquired intangible assets	764	4,166		1,528	4,550

Non-GAAP gross profit	28,406	30,207	(6)%	53,080	57,486	(8)%
Non-GAAP gross margin	42%	44%		42%	46%

GAAP operating income—continuing operations	13,636	11,203	22%	23,911	24,909	(4)%
GAAP operating margin—continuing operations	20%	16%		19%	20%
Adjustments:
Share-based compensation	2,659	3,419		4,658	6,397
Amortization of acquired intangible assets	764	4,166		1,528	4,550

Non-GAAP operating income	17,059	18,788	(9)%	30,097	35,856	(16)%
Non-GAAP operating margin	25%	27%		24%	29%

GAAP net income—continuing operations	14,686	10,696	37%	26,421	25,865	2%
GAAP net margin—continuing operations	22%	15%		21%	21%
Adjustments:
Share-based compensation	2,659	3,419		4,658	6,397
Amortization of acquired intangible assets	764	4,166		1,528	4,550
Deferred tax impact related to acquired intangible assets	(296)	(1,632)		(592)	(1,784)

Non-GAAP net income	17,813	16,649	7%	32,015	35,028	(9)%
Non-GAAP net margin	27%	24%		25%	28%

GAAP net income	14,686	8,520	72%	26,421	22,381	18%
Add back:
Depreciation and amortization	5,620	10,672		10,627	15,526
Interest (income) expenses, net	(144)	21		(94)	(495)
Income tax expenses	2,069	(3,097)		3,952	(1,972)

EBITDA	22,231	16,116	38%	40,906	35,440	15%
Adjustments:
Share-based compensation	2,659	3,419		4,658	6,397
Mark-to-market gains (losses) from foreign-currency forward contracts	401	2,515		(2,219)	(168)

Adjusted EBITDA	25,291	22,050	15%	43,345	41,669	4%

Income attributable to holders of ADS (Non-GAAP):
Basic	17,813	16,649	7%	32,015	35,028	(9)%
Diluted	17,813	16,649	7%	32,015	35,028	(9)%

Basic earnings per ADS (Non-GAAP)	0.26	0.27	(1)%	0.47	0.56	(16)%
Diluted earnings per ADS (Non-GAAP)	0.24	0.23	7%	0.44	0.48	(9)%

Weighted average ADS outstanding – basic (Non-GAAP)	67,944,436	62,588,246		67,469,104	62,241,856
Weighted average ADS outstanding – diluted (Non-GAAP)	73,152,798	72,949,790		73,356,170	72,731,304

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	%	2009	2008	%
Net revenues:
China-based Laboratory Services	44,810	35,564	26%	86,458	67,983	27%
U.S.-based Laboratory Services*	16,679	15,962	4%	31,626	26,059	21%

Subtotal	61,489	51,526	19%	118,084	94,042	26%

China-based Manufacturing Services	5,464	17,556	(69)%	8,017	31,208	(74)%

Total net revenues	66,953	69,082	(3)%	126,101	125,250	1%

*	Only five months of revenues (February to June 2008) were included in 2008 for U.S.-based Laboratory Services because that business was acquired on January 31, 2008.

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Wednesday, August 12, 2009, to discuss its second-quarter 2009 financial results and future prospects. The conference call may be accessed by calling:

United States: 1-866-519-4004

China (Landline): 800-819-0121

China (Mobile): 400-620-8038

Hong Kong: 800-933-053

United Kingdom: 0-808-234-6646

International: +65-6735-7955

Conference ID: 96870349

Web PIN: 8656

A telephone replay will be available two hours after the call’s completion at:

United States: 1-866-214-5335

China North: 10-800-714-0386

China South: 10-800-140-0386

Hong Kong: 800-901-596

United Kingdom: 0-800-731-7846

International: +61-2-8235-5000

Passcode: 96870349

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP Financial Measures

We have provided three-month and six-month 2008 and 2009 gross profit, operating income, net income and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets, and discontinued operations. We also provided three-month and six-month 2008 and 2009 adjusted EBITDA, which is the GAAP net income adjusted by adding back depreciation and amortization, interest, income taxes, share-based compensation and mark-to-market gains (losses) from foreign-currency forward contracts. We believe both management and investors benefit from referring to these non-GAAP measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue providing gross profit, operating income, and net income on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, anticipated full-year, second-half, and third-quarter 2009 operating results (including estimated total net revenues, China-based Laboratory Services net revenues, Manufacturing Services net revenues, adjusted EBITDA, gross margins, and other trends), planned capital expenditure and investment levels, and the anticipated benefits of those efforts and the planned expansion of our service offerings and areas of related revenue growth.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, continued uncertainty in the global economy and the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis; these investments may not yield the desired results; we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients; and we may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel; and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated and pro-forma financial statements and related notes thereto included in our 2008 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2008 Annual Report on Form 20-F. Our results of operations for second-quarter 2009 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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